UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G/A
Under the Securities Exchange Act of 1934
(Amendment No. 1)*

PARAMETRIC SOUND CORPORATION
(Name of Issuer)

Common Stock, par value $0.001 per share
(Title of Class of Securities)

699172201
(CUSIP Number)

February 4, 2014 (the reporting person no longer owns greater than 5% of outstanding shares requiring a filing.) (Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:


[X] Rule 13d-1(b)

[  ] Rule 13d-1(c)

[  ] Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).




CUSIP No .
699172201

1

NAME OF REPORTING PERSONS
I.R.S. IDENTIFICATION NO. OF ABOVE  PERSONS
(ENTITIES ONLY)
IceRose Capital Management LLC

2

CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

(a) [  ]
(b) [ ? ]

3

SEC USE ONLY



4

CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware
NUMBER OF
SHARES
5
SOLE VOTING POWER
445,550
BENEFICIALLY
OWNED BY
6
SHARED VOTING POWER

EACH
REPORTING
7
SOLE DISPOSITIVE POWER
445,550
PERSON
WITH:
8
SHARED DISPOSITIVE POWER


9

AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

445,550

10

CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 9 EXCLUDES CERTAIN SHARES

[  ]

11

PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

1.65%

12

TYPE OF REPORTING PERSON

IA




CUSIP No.
699172201e

Item 1(a). Name of Issuer:

Parametric Sound Corporation



Item 1(b). Address of Issuer's Principal Executive Offices:





13771 Danielson Street, Suite L
Poway, California






Item 2(a).

Name of Person Filing:

IceRose Capital Management, LLC



Item 2(b). Address of Principal Business Office or, if None, Residence:

183 Madison Ave., Suite 1416
New York NY 10016



Item 2(c). Citizenship:

U.S.



Item 2(d). Title of Class of Securities:

Common Stock, par value $0.001



Item 2(e). CUSIP Number:

699172201



Item 3. If This Statement is Filed Pursuant to ss.ss.240.13d-1(b), or 240.13d-2(b) or (c), Check Whether the Person Filing is a:

(a)
?
Broker or dealer registered under Section 15 of the Act (15 U.S.C. 78o).





(b)
?
Bank as defined in Section 3(a)(6) of the Act (15 U.S.C. 78c).





(c)
?
Insurance company as defined in Section 3(a)(19) of the Act (15 U.S.C. 78c).





(d)
?
Investment company registered under Section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8).





(e)
?
An investment adviser in accordance with ss.240.13d-1(b)(1)(ii)(E);



CUSIP No .
699172201

(f)
?
An employee benefit plan or endowment fund in accordance with ss.240.13d-1(b)(1)(ii)(F);


(g)
?
A parent holding company or control person in accordance with ss.240.13d-1(b)(ii)(G);





(h) ? A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);





(i) ? A church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act (15 U.S.C. 80a-3);





(j)
?
Group, in accordance with ss.240.13d-1(b)(1)(ii)(J).

Item 4.
Ownership.



Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.


(a)
Amount beneficially owned:





445,550




(b) Percent of class:

1.65%




(c) Number of shares as to which such person has:


(i) Sole power to vote or to direct the vote

445,550


(ii) Shared power to vote or to direct the vote


(iii) Sole power to dispose or to direct the disposition of

445,550

(iv) Shared power to dispose or to direct the disposition of

CUSIP No .
699172201

Item 5.
Ownership of Five Percent or Less of a Class.

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following [ ? ]


Item 6. Ownership of More than Five Percent on Behalf of Another Person.


Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person.


Item 8. Identification and Classification of Members of the Group.


Item 9. Notice of Dissolution of Group.


Item 10. Certification.

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Date: February 4, 2014



Signature:
/s/ Adam Kahn


Name: Adam Kahn



Title: CEO and CIO